FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

99.1        Third Quarter Report 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

December 8, 2006

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	45,894,736
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)	(41,200)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	45,853,536

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				4,132,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Nov. 6, 2006	Michael Pond	Nov. 5, 2011	$____	5,000

				SUBTOTAL	5,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		4,137,500
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			148,117
Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(5,000)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			143,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of November 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	December 7, 2006

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

November 8, 2006.

ITEM 3.

PRESS RELEASE

Issued November 8, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) announces that Zincore Metals Inc. (“Zincore”), formed as a wholly owned subsidiary in 2005 to maximize the value of Southwestern’s zinc assets in Peru, has closed its IPO and will commence trading today on the Toronto Stock Exchange under the symbol ZNC.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 8th day of November 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S., and does not constitute an offer of the securities described herein.

ZINCORE METALS CLOSES IPO AND COMMENCES TRADING ON THE TSX

November 8, 2006

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) announces that Zincore Metals Inc. (“Zincore”), formed as a wholly owned subsidiary in 2005 to maximize the value of Southwestern’s zinc assets in Peru, has closed its IPO and will commence trading today on the Toronto Stock Exchange under the symbol ZNC.

 “By transferring our zinc assets in Peru into a pure zinc company, Southwestern can now focus on our core gold and copper properties,” said Southwestern’s President and CEO, John Paterson. “Southwestern will remain the largest shareholder in Zincore and will benefit from its growth and value creation.”

The Zincore IPO was priced at $0.50 per share and consisted of 38 million shares. The offering was underwritten by a syndicate led by Canaccord Capital Corporation, and including Raymond James Ltd. and Octagon Capital Corporation. Zincore has granted the underwriters a 30-day option to purchase an additional two million shares at the IPO price to cover over-allotments.

Net proceeds of $17.8 million from the IPO will be used by Zincore for exploration, drilling and technical work on the Accha-Yanque project and its other zinc properties, as well as general and administrative costs and general working capital.

Zincore’s portfolio of assets includes the advanced Accha-Yanque property in southern Peru, a 30-kilometre long belt that contains historic and current resources and numerous other occurrences of zinc oxide mineralization. Zincore also has seven earlier stage zinc properties, all in southern Peru. In addition, the company has signed a letter of intent with Brett Resources Inc. (“Brett”) to earn, subject to conditions, up to an 80% interest in Brett’s Cerro Condorini zinc property in southern Peru.

Southwestern holds 38.6 million shares in Zincore (a 51.74% interest prior to any exercise of the over-allotment option). As disclosed in Zincore’s prospectus, Southwestern’s shareholdings in Zincore are subject to escrow provisions, and 34 million of such shares are also subject to a two-year lock-up agreement. Southwestern does not presently intend to increase its shareholdings in Zincore. A copy of the early warning report being filed by Southwestern may be obtained by contacting Sonya Reiss, Corporate Counsel, at (604) 669-2525.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company focused on grass roots discoveries of gold and copper in southern Peru and the acquisition of early- to advanced-stage gold projects in China. At the end of June 2006, Southwestern had working capital of $52.3 million, total assets of more than $100 million, and no long-term debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

About Zincore

Zincore’s strategy is to become a leading, low-cost zinc producer with the immediate objective of advancing its Accha-Yanque zinc oxide project toward a development decision through a disciplined process of exploration, drilling and resource definition, and technical studies. The company holds a portfolio of other zinc exploration properties in southern Peru and intends to pursue additional zinc opportunities elsewhere in Latin America and China.

Forward-looking Statements

Statements in this release that are forward looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Southwestern's periodic filings with Canadian securities regulators and in the prospectus of Zincore in connection with the offering which is filed on SEDAR. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Southwestern and Zincore do not assume the obligation to update any forward-looking statements.

For more information please contact:

Southwestern Resources Corp.	Zincore Metals Inc.
Meghan Brown	Greg Martin
Manager, Investor Relations	Vice President and CFO
(604) 669-2525	(604) 669-6611
investorrelations@swgold.com	investorrelations@zincoremetals.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

November 30, 2006.

ITEM 3.

PRESS RELEASE

Issued November 30, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) announces that the latest drilling has encountered high grade gold mineralization at the Boka 1 South Zone and has expanded the zone to the north. Highlights of the drill results include intersections of 13.4 metres of 7.3 grams per tonne gold, 22.0 metres of 3.1 grams per tonne gold and 14.0 metres of 4.9 grams per tonne gold in hole B06-204, 14.3 metres of 18.9 grams per tonne gold in hole B06-207, 17.4 metres of 4.9 grams per tonne gold and 26.9 metres of 4.3 grams per tonne gold in hole B06-208.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 30th day of November 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

LATEST DRILLING ENCOUNTERS HIGH GRADE GOLD AND EXPANDS BOKA 1 SOUTH, BOKA GOLD PROJECT, YUNNAN

November 30, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“the Company”) is pleased to announce that the latest drilling has encountered high grade gold mineralization at the Boka 1 South Zone and has expanded the zone to the north.  Highlights of the drill results include intersections of 13.4 metres of 7.3 grams per tonne gold, 22.0 metres of 3.1 grams per tonne gold and 14.0 metres of 4.9 grams per tonne gold in hole B06-204, 14.3 metres of 18.9 grams per tonne gold in hole B06-207, 17.4 metres of 4.9 grams per tonne gold and 26.9 metres of 4.3 grams per tonne gold in hole B06-208.

B06-204 and B06-208 are located on a new section at Boka 1 South, 50 metres north of previous drilling.  Gold mineralization was also intersected in hole B06-212 located on a drill section a further 50 metres north of holes B06-204 and B06-208. Results of this drilling confirm a 100 metre extension of the Boka 1 South Zone in a northerly direction and the zone remains open. In addition, a previously unknown gold zone was intersected at 342 metres downhole in B06-204.  High-grade gold mineralization was also intersected in hole B06-207 and included a 4.10 metre interval grading 63.1 grams per tonne gold.  Five diamond drill rigs are currently operating at Boka 1.

Southwestern’s President, John Paterson, states: “We are very pleased that we have confirmed extensions to the north within the Boka 1 South Zone and plan to further extend our drill grid in this area.”

The Boka Project is comprised of 157 kilometres of exploration concessions and mining leases in Yunnan Province, and is accessible by 265 kilometres of paved road north of the capital city of Kunming.  The pre-feasibility study at Boka 1 is focusing on geological modeling and resource estimation, mining and metallurgy, environmental and social impact studies. The pre-feasibility study is being carried out under the direction of Ausenco Limited and is anticipated to be completed by the second quarter of 2007.

For drill hole locations, please see the Company’s website at www.swgold.com.

Details of the latest drilling are listed in the following table:

	Intersection		Core Interval* (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B06-199	20.70	30.20	9.50	3.50

B06-202	No significant results

B06-203	71.00	81.00	10.00	2.70

B06-204	35.10	48.50	13.40	7.30
including	35.10	37.00	1.90	30.70
	54.50	76.50	22.00	3.10
	342.00	356.00	14.00	4.90
including	342.00	350.00	8.00	7.50

B06-205	59.50	63.50	4.00	5.10

B06-206	35.50	37.50	2.00	1.80

B06-207	23.00	39.00	16.00	6.70
including	33.00	37.00	4.00	21.90
	61.30	75.60	14.30	18.90
including	65.50	69.60	4.10	63.10

B06-208	82.60	100.00	17.40	4.90
	114.00	124.00	10.00	1.70
	151.50	178.40	26.90	4.20

B06-209	169.60	180.00	11.40	2.40

B06-211	71.00	82.00	11.00	2.80
	91.00	96.10	5.10	3.20

B06-212	75.70	79.70	4.00	1.40
	204.10	232.55	28.45	1.90

B06-213	10.30	22.10	11.80	3.40

B06-214	135.80	142.70	6.90	2.30
	162.20	174.40	12.20	1.90
	208.10	220.00	11.90	2.40

B06-215	281.35	283.75	2.40	3.10

*True widths are not known at this time.

Zone 19

Follow-up of an extensive gold in soil anomaly resulted in the discovery of the Zone 19 gold mineralization which is located within brecciated silicified carbonaceous shale.  Zone 19 is located 1.3 kilometres to the southwest of the Boka 1 South Zone.  Several trenches and two adits were completed to determine grades and thickness prior to drill testing.

Results of the trench and adit sampling have shown that Zone 19 is comprised of two main breccias situated on a west facing slope and separated by approximately 100 metres of unaltered rock.  The two zones vary in thickness from 10 metres to 20 metres and extend in a north-south direction for 900 metres. Assay results from the trenching show quite variable gold grades with 1.5 metre to 2.00 metre individual channel samples ranging between 0.1 gram per tonne gold to 38.7 grams per tonne gold.  Within tunnel PD-1, a composite channel of nine metres graded 8.6 grams per tonne gold. A composite channel in tunnel PD-2 over an interval of 3.8 metres graded 1.0 grams per tonne gold.

The Company plans to drill test Zone 19 in early 2007.

About Southwestern

Southwestern Resources is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of September 2006, the Company had working capital of $47.2 million, total assets of over $100 million, and no debt. Southwestern Resources is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga, Ontario.

Exploration samples (rock chip, soil, trench and tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

John Zhang, Project Manager for Southwestern in China, is carrying out the exploration program.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the Project’s qualified person as defined under National Instrument 43-101.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

To:	Advisory Affairs Toronto Stock Exchange 130 King Street West Toronto, Ontario M5X 1J2	Fax: Telephone: Email:	416-947-4547 416-947-4616 advisoryaffairs@tsx.ca
Sent by:	Southwestern Resources Corp.	Susy H. Horna	(604)669 2525
	Company Name	Contact Name:	Telephone #:

RE:  NORMAL COURSE ISSUER BID MONTHLY REPORT

Transactions for	November 2006	366,900
	Month	Total to date for this NCIB
Bid Details:
Listed Company:	Southwestern Resources Corp.
Duration of Bid:	One year
Class of Shares	Common Shares

Date of Purchase (trade date)	# of Shares Purchased	Average Price
November 14, 2006	41,200	$8.032

Total for Month:	41,200

Notes:

1.

Please use separate form for each class of shares

2.

Please use separate form for previously unreported or misreported purchases, if any.